AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

6 January 2007

07020536

SUPPL

RECEIVED
2007 JAN 24 A 10:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer :-Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 January 2007, Re: Appeal against the rejection of the Company's application for extension of time to comply with Paragraph 8.14C(2) and Practice Note No.17/2005 of Bursa Malaysia Securites Berhad's Listing Requirements for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JAN 26 2007
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

4 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2007 JAN 24 A 11: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 January 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **03/01/2007 18:22:02**
Submitted by **AMSTEEL** on **03/01/2007 18:24:08**
Reference No **AA-070103-8E910**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcement dated 8 May 2006 made by Amsteel Corporation Berhad ("Company") in relation to the classification of the Company as an affected listed issuer pursuant to PN 17 and the announcement dated 29 December 2006 in relation to Bursa Malaysia Securities Berhad's ("Bursa Securities") rejection on the application for an extension of time for the Company to submit a regularisation plan to the relevant authorities for approval ("Rejection").

The Board of Directors of the Company hereby announces that the Company is still formulating its plan to regularise its financial condition and that the Company will be making an appeal to Bursa Securities on the Rejection. The relevant announcements will be made accordingly.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 3 JAN 2007

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 05/01/2007 06:19:16 PM
Submitted by AMSTEEL on 05/01/2007 06:21:45 PM
Reference No AA-070105-8A547

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

APPEAL AGAINST THE REJECTION OF THE COMPANY'S APPLICATION FOR EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 8.14C(2) AND PRACTICE NOTE NO. 17/2005 OF BURSA MALAYSIA SECURITIES BERHAD's LISTING REQUIREMENTS ("PN 17")

* **Contents :-**

We refer to the announcement dated 29 December 2006 made by Amsteel Corporation Berhad ("Company") in relation to Bursa Malaysia Securities Berhad's ("Bursa Securities") rejection on the Company's application for an extension of time for the Company to submit a regularisation plan to the relevant authorities for approval ("Rejection").

The Board of Directors of the Company hereby announces that the Company had on 5 January 2007 submitted an appeal to Bursa Securities in respect of the Rejection ("Appeal") and Bursa Securities had vide its letter dated 5 January 2007 informed the Company that the suspension of the securities of the Company on 12 January 2007 and the commencement of de-listing procedures will be deferred pending the decision of the Appeal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

-5 JAN 2007